FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of March 1998


                                  Tevecap S.A.
                    (Exact Name as Specified in its Charter)


                                  Tevecap Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-22267

                                Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                    04552-904
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   X         Form 40-F ______
                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _____             No    X
                                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.

By:        /s/ Jose Augusto P. Moreira
           Jose Augusto P. Moreira
           Officer


By:        /s/ Claudio Cesar D'Emilio
           Claudio Cesar D'Emilio
           Officer

Date: March 6, 1998

                                  EXHIBIT LIST

1. One copy of the press release published on March 4, 1998, containing relevant information on Tevecap S.A. for the twelve months ended December 31, 1997, with financial information prepared in accordance with Brazilian GAAP.

                                                                       Exhibit 1

Contact:    Douglas Duran               Marina Echavarria
            Tevecap                     Ludgate Communications
            (011 55 11) 821-8554        (212) 688-5144


                        TEVCAP ANNOUNCES FOURTH QUARTER
                              AND YEAR-END RESULTS

Sao Paulo, March 4th, 1998-- TEVECAP, S.A., (TVA) one of Brazil's largest and fastest growing pay television operators and programming distributors, today announced results for the twelve months ended December 31, 1997.

                                 1997 Highlights

Consolidated net revenues for the twelve months ended December 31, 1997 reached US$328.3 million, an increase of 66% versus US$198.1 million in 1996.

Subscription revenue for the twelve months amounted to US$221.2 million, a growth of 80% versus US$123.0 million in 1996. Subscription revenue represented 67% of net revenue, versus 62% in the same period of 1996.

Installation revenue reached US$90.8 million in 1997, a growth of 47% versus US$61.7 million in 1996. Installation revenue represented 28% of net revenue in 1997.

Direct operating expenses were US$174.1 million in 1997, a 55% increase as compared to US$112.3 million in 1996. Direct operating expenses represented 53% of net revenue, versus 57% in the same period of 1996.

Selling, general and administrative expenses for 1997 were US$119.1 million, representing 36% of net revenue, as compared to US$81.5 million during 1996, representing 41% of net revenue.

EBITDA totaled US$35.1 million in 1997, representing a growth of 710% versus US$4.3 million during 1996.

Adjusted EBITDA for 1997 reached US$42.3 million, representing a growth of 359% versus a US$9.2 million in 1996.

Total Operating Expenses for 1997 were US$355.8 million, a 59% increase versus US$224.2 million in 1996.

Net loss for year end 1997 was US$81.4 million compared to a loss of US$47.9 million during 1996.

Capital expenditures (cash basis) amounted to US$242.9 million for 1997, a 61% increase versus US$151.3 million during 1996.

Consolidated net revenues for fourth quarter 1997 reached US$86 million, representing an increase of 30% compared to US$66.3 million during the same quarter in 1996.

Total Operating Expenses for the fourth quarter 1997 increased by 33% from US$73.9 million, during fourth quarter 1996, to US$98.0 million.

Net Loss for the fourth quarter was US$26.5 million compared to a loss of US$11.2 million during the same period a year ago.

EBITDA  totaled  US$11.4  million in 4Q97,  representing a growth of 514% versus
US$1.9 million in 4Q96, and a growth of 5% as compared to US$10.9 million in 3Q97.


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
Tevcap, S.A.                                               page 2/2


                              CONSOLIDATED RESULTS


Consolidated net revenues for the twelve-month period ended December 31, 1997 totaled US$328.3 million, a 66% growth versus US$198.0 million in 1996. The increase in net revenues continues the strong, steady revenue growth the Company has consistently demonstrated. Revenues consist primarily of subscription fees but also include, installation, advertising, indirect programming and other revenues, excluding taxes.

Subscription revenues were 67% of net revenues and amounted to US$221.2 million in 1997, up 80% from US$123.0 million in 1996. Subscription revenue by distribution technology is divided as follows: MMDS 52%, Cable 13%, C-band 11%, and Ku-band 24%. Revenue increased as a result of an expanded subscriber base and a higher percentage of Ku-band subscribers. The Ku-band has a higher monthly fee than other technologies.


                           Subscription Revenue ($000)

Technology                        1997                     %               1996                     %                Change %
----------                        ----                     -               ----                     -                --------

MMDS                             115,707                 52%              100,830                 82%                  15%
Cable                             27,755                 13%                6,855                  5%                 305%
C-Band                            25,304                 11%               13,069                 11%                  94%
Ku-band                           52,468                 24%                2,266                  2%                2215%
Total                            221,234                100%              123,020                100%                  80%



                           Subscription Revenue ($000)

Technology                         4Q97                    %                3Q97                    %                Change %
----------                         ----                    -                ----                    -                --------

MMDS                              27,895                 45%               29,685                 49%                  -6%
Cable                              8,535                 14%                8,289                 14%                   3%
C-Band                             6,236                 10%                6,940                 11%                 -10%
Ku-band                           19,522                 31%               16,182                 26%                  21%
Total                             62,188                100%               61,096                100%                   2%

Installation revenue comprised 28% of net revenues, reaching US$90.8 million in the twelve-month period ended December 31, 1997, 47% more than in the same period of 1996. This increase was the result of a strong sales performance during the year of 1997, principally for the Ku-band operation. Comparing 4Q97 versus 3Q97 installation revenue decreased by 19%; this was caused basically by the Hook-up fee reduction on the Ku-Band and C-Band, from $599 to $399 and $650 to $220, respectively.

Indirect programming revenue in the year ended December 31, 1997 reached US$22.8 million, a 100% growth over 1996 due to the expansion of the indirect subscriber. This revenue consists of payments made to the Company for the sale of its programming to affiliated companies and independent operators.

Direct operating expenses were US$174.1 million for 1997 versus US$112.3 million in the previous year, or an increase of 55%. Direct operating expenses, as a


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
Tevcap, S.A.                                               page 3/3


percentage of revenues, dropped from 57% in 1996 to 53% in 1997, and during the fourth quarter, the Payroll & Benefits line dropped US$0.5 million; programming line dropped US$1.3 million and TVA Magazine expenses decreased US$0.8 million. Other expenses line decreased US$1.4 million when compared with the third quarter of same year.

Selling, general and administrative expenses were US$119.1 million for 1997 versus US$81.5 million in 1996, or an increase of 46%. As a percentage of revenues, selling, general and administrative expenses decreased from 41% to 36%. The 4Q97 to 3Q97 comparison shows a 9% reduction on the S,G&A, because of cyclical nature of commissions and General Expenses reduction.

As a result, EBITDA reached US$35.1 million, an increase of 710% versus the US$4.3 million registered in 1996. EBITDA for the fourth quarter was US$11.4 million as compared with US$10.9 million in the previous quarter, and US$1.9 million in the fourth quarter of 1996.

Adjusted EBITDA reached US$42.3 million, an increase of 359% versus the US$9.2 million adjusted EBITDA of 1996. Adjusted EBITDA includes the deferral of Ku-band revenues of US$7.2 million for the year ended December 31, 1997. Because of DirecTV's Hook-up fee reduction, we do not expect any adjustment on EBITDA for 1998.

Depreciation and amortization for the twelve months period ended December 31, 1997 was US$62.5 million, as compared with US$30.5 million of the previous year. This includes depreciation of systems, equipment, installation materials, installation labor, amortization of organizational costs and concessions, and allowance for equipment and inventory obsolescence.

Operating loss during 1997 was US$27.4 million, 5% more than the loss of US$26.1 million reported in 1996. The operating loss for the fourth quarter was US$12.0 million, 58% more than the loss of US$7.6 million in the same quarter of 1996.

Interest income was US$10.0 million, a 71% growth versus US$5.8 million in 1996. Interest expenses were US$56.6 million, versus US$17.5 million in 1996. Most of the improvement in the interest expense is attributable to the securities issue occurred in the end of 1996, that amounts US$31.6 million per year.

Equity in losses (income) of affiliates amounted to a loss of US$6.9 million in 1997 versus a loss of US$8.5 million in the previous year, or a decrease of 20%. This loss resulted from ESPN Brasil (US$5,858,000), Canbras (US$1,543,000), but was offset by income from HBO (US$550,000).

Other nonoperating revenues/expenses reached US$2.1 million versus US$3.7 million in 1996.


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Tevcap, S.A.                                               page 4/4


Minority interest amounted to US$916,000, representing the minority shareholder's portion of the US$6.2 million aggregate losses of TVA Sul. As a result, net loss for the year ended December 31, 1997 was US$81.4 million versus a net loss of US$47.9 million in1996.

Capital expenditures (cash basis) for 1997 amounted to US$242.9 million, a 61% increase from the US$151.3 million in 1996. Funds were directed mainly to the purchase of decoders for all distribution systems, the construction of internal networks for MMDS and cable, and cable network build-out primarily in Sao Paulo and Curitiba.


                             SUBSCRIBER PERFORMANCE


Total subscriber base for 1997 reached 1,358,074 million, 36% increase versus 999,266 subscribers in the previous year.

Owned or proprietary systems grew to 546,383, a 56% growth over 349,511 in 1996. This performance was achieved by extending the Cable system and through the continued development of the distribution and sales operations of the Ku business which now include the entire Brazilian Ku market. In the case of MMDS, it is important to note that even with the transfer of 23,688 subscribers to the Cable Operation, the MMDS operation grew by 5% in 1997.

Through independent operators, Tevecap reached 669,543 subscribers as of December 31, 1997, as compared to 564,499 subscribers during the previous year, a growth of 19% over 1996.

The table below outlines the number of subscribers at December 31, 1997, September 30, 1997 and December 31, 1996 both for the owned systems (separated by the different distribution technologies) as well as the number of households that receive TVA programming through operating ventures and independent operators:


                                               4Q97             3Q97              4Q97 X           4Q96              4Q97 X
                                                                                  3Q97 (%)                           4Q96 (%)

MMDS                                          240,913          248,732              -3%           230,320               5%
Cable                                          94,261           86,584               9%            46,011             105%
Digital C-band                                 68,309           70,081              -3%            49,858              37%
Ku-band                                       142,900          126,093              13%            23,322             513%
Total Owned Systems                           546,383          531,490               3%           349,511              56%
Operating Ventures*                           142,148          140,123               1%            85,256              67%
Independent Operators                         669,543          701,537              -5%           564,499              19%
Households Receiving TVA
Programming                                 1,358,074        1,373,150              -1%           999,266              36%



----------

* Represents 100% of subscribers. On an equity subscriber basis, there were 13,955 subscribers at December 31, 1996, 27,033 subscribers at December 31, 1997 and 25,508 subscribers at September 30, 1997.


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
Tevcap, S.A.                                               page 5/5


                              REVENUES BY OPERATION


The table below outlines consolidated net revenue by operation for owned systems for the year ended December 31, 1997 and 1996.

                     Consolidated Net Revenues by Operation
                     (Monthly subscription and Installation)

                                     1997         1996         % Change
                                     ----         ----         --------

TVA Sao Paulo                       72,280       69,829             4%
TVA Rio de Janeiro                  47,229       35,466            33%
TVA Sul                             25,850       14,061            84%
Digital C-Band                      32,193       36,800           -13%
Ku-Band                            110,936       16,530           571%

TVA Sao Paulo: Net revenues amounted to US$72.3 million in 1997, up 4% when compared to US$69.9 million in the previous year. While the number of new subscribers increased this was offset by lower average hook-up fees. At December 31, 1997, the subscribers of both MMDS and cable systems totaled 175,845, an increase of 19% over 1996 which had a subscriber base of 148,149.

TVA Rio: Net revenues reached US$47.2 million, an increase of 33% versus the previous year. At the end of 1997, the subscriber base was 99,874, representing a 25% growth over the previous year's subscriber base of 79,928. TVA Rio is continuing to demonstrate continued growth despite rising cable competition in this region.

TVA Sul: Net revenues amounted to US$25.8 million, 84% higher than US$14.1 million in 1996. As of December 31, 1997, the subscriber base reached 59,455, a growth of 23% over the previous year.

C Band: Net revenues amounted to US$32.2 million, a 13% decrease versus US$36.8 million in the previous year. While the subscriber base increased by 37% during the year and subscription fees for the quarter increased to US$23.4 million, representing a 88% growth over the previous year, this was offset by lower hook-up fees.

DirecTV: Net revenues amounted to US$110.9 million in the year ended December 31, 1997, representing an increase of 571% versus the US$16.5 million of the previous year. The subscriber base grew by 513% when compared with the previous year, reaching a total of 142,900 subscribers as of December 31, 1997.

TVA, through Galaxy Brasil, launched Brazil's first Ku-band service in July 1996 in a limited regional roll-out in the Sao Paulo area. The company became fully operational in November 1996 when it began a nationwide publicity campaign



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Tevcap, S.A.                                               page 6/6



supported by a network of trained installers. Galaxy Brasil continues to lead the Brazilian Ku-band market in number of subscribers, programming offer to the customer and signal quality. Galaxy Brasil is clearly recognized as the leader in the Brazilian DTH market, by both the consumer and the competition.


                               OPERATING VENTURES

Through the operating ventures, TVA has minority interests in two pay television operators, Canbras and TV Filme, which served 142,148 subscribers as of December 31, 1997, as outlined in the table below:

                           Subscriber Base Ventures(*)

                        1997            1996          % Change
                        ----            ----          --------

Canbras TVA            30,904           8,126            280%
TV Filme              111,244          77,130             44%
Total                 142,148          85,256             67%

---------

*    Represents paying subscribers


                               FINANCIAL SITUATION

Total debt reached US$461.4 million as of December 31, 1997, 12% of which was short-term representing the financing of certain supplier payables (US$38.3 million), the accrued interest on the High Yield bonds (US$2.7 million), leasing agreements with Citibank (US$10 million) and Eximbank financing (US$5.4 million). The remaining US$405 million is long-term and includes the principal amount of the High Yield bonds (US$250.0 million), the Citibank leasing (US$33.5 million), Eximbank financing (US$17.9 million), certain supplier payables (US$8.4 million) and US$95.2 million with Abril Group.

Due to the Asian turmoil of the last quarter of 1997, its possible impact on the Brazilian economy and the delays that have affected the new Cable and MMDS licenses to be granted by the Brazilian government, the minority shareholders decided not to participate in the $100 million equity increase mentioned in our last conference call. Nonetheless the full $100 million capital infusion was completed last month solely by Abril. Tevecap today has $30 million in cash on hand and the $60 million credit facility provided by Abril is fully available again.

                               Shareholders stake
                               ------------------

                        Dec, 97                          Feb, 98
                        -------                          -------

Abril                    56.5%                             62.2%
Chase                     9.3%                              8.1%
Falcon                   14.2%                             12.3%
Hearst/ABC               20.0%                             17.4%

Total                   100.0%                            100.0%



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Tevcap, S.A.                                               page 7/7



TVA is one of Brazil's largest and fastest growing pay-TV operators with more than 1.3 million direct and indirect subscribers. TVA's current owners are Abril, 56.5%; Falcon International, 14.2%; Hearst, 10%; ABC, 10%; and CMIF, 9.3%. The company uses five technologies: MMDS, cable, digital KU band, digital C-band and UHF to reach the Brazilian Pay-TV Market. TVA is also the country's largest Pay-TV programming distributor, reaching over 1.3 million households. In conjunction with Abril, TVA has formed strategic alliances and programming partnerships to deliver Brazil's customized versions of ESPN, HBO, CINEMAX, MTV, CMT and BRAVO for the Brazilian audience. TVA's partners include Falcon International Communications, Disney/ABC, The Hearst Corporation, The Chase Manhattan Bank and Hughes Communications.


Abril Group is Latin America's largest publishing and printing company. Of the 10 highest circulating magazines in Brazil, eight are published by Editora Abril, the company's publishing division. The company publishes 200 magazines in Brazil, nine in Portugal and four in Argentina. It pioneered the development of electronic media in Brazil with the launch of TVA, Brazil's first subscription television operation. It is the leader in the Brazilian home video market and is the largest publisher of telephone directories in Latin America.


                          (Financial Tables To Follow)


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


Tevecap, S.A.                                              page 8/8




                                  TEVECAP S.A.
                           Consolidated Balance Sheet
                             For the Periods Ended
                           December 31, 1997 and 1996
                          (in thousands of US dollars)

                                                                    Dec 31,             Dec 31,                     %
                                                                     1997                 1996                   Change
                                                       -------------------     ----------------     -------------------

Cash and cash equivalents                                            1,024              104,798                    -99%
Accounts receivable, net                                            47,002               32,296                     46%
Inventories                                                         23,590               13,095                     80%
Film exhibition rights                                               1,291                1,061                     22%
Prepaid and other assets                                            14,028                2,829                    396%
Other accounts receivable                                           12,984                3,008                    332%
                                                       -------------------     ----------------     -------------------
Total current assets                                                99,919              157,087                    -36%
                                                       -------------------     ----------------     -------------------

Property, plant and equipment                                      421,972              233,593                     81%
Investments
- Equity affiliates                                                 11,835                7,667                     54%
- Cost basis investees                                              30,237               16,326                     85%
- Concessions, net                                                  13,775               17,574                    -22%
Loans to related companies                                          19,566               15,308                     28%
Prepaid expenses (High Yield Costs)                                  7,813                9,145                     n/c
Other                                                                2,614                2,422                      8%
                                                       -------------------     ----------------     -------------------

Total assets                                                       607,731              459,122                     32%
                                                       ===================     ================     ===================


Short-term bank loans                                               56,397               18,039                    213%
Film suppliers                                                      26,184                7,012                    273%
Other suppliers                                                     66,749               52,932                     26%
Taxes payable other than income taxes                               12,837                8,953                     43%
Accrued payroll and related liabilities                              6,589                6,141                      7%
Advances payments received from subscribers                          4,386               10,482                    -58%
Other accounts payable                                               4,839                4,543                      7%
                                                       -------------------     ----------------     -------------------
Total current liabilities                                          177,981              108,102                     65%

Long term bank loans                                               309,739              250,464                     n/c
Loans from related companies                                        95,232                2,721                   3400%
Loans from shareholders                                                  0                1,640                   -100%
Provision for claims                                                 5,907                5,045                     17%
Liability to fund joint venture and equity investee                      0                1,107                     n/c
Deferred hook up fee revenue                                        12,098                4,883                    148%
                                                       -------------------     ----------------     -------------------
Total long-term liabilities                                        422,976              265,860                     59%
                                                       -------------------     ----------------     -------------------

Minority interest                                                    4,802                1,778                    170%

Paid-in-capital                                                    287,962              287,962                      0%
Accumulated deficit                                              (285,990)            (204,580)                     40%
                                                       -------------------     ----------------     -------------------
Total shareholder's equity                                           1,972               83,382                    -98%
                                                       -------------------     ----------------     -------------------

Total liabilities and shareholders' equity                         607,731              459,122                     32%
                                                       ===================     ================     ===================

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Tevecap, S.A.                                              page 9/9




                                  TEVECAP S.A.
                   Fourth Quarter Consolidated Balance Sheet
                             For the Periods Ended
                       December 31 and September 30, 1997
                          (in thousands of US dollars)



                                                                    Dec 31,             Sep 30,                     %
                                                                     1997                 1997                   Change
                                                       -------------------     ----------------     -------------------


Cash and cash equivalents                                            1,024                8,574                    -88%
Accounts receivable, net                                            47,002               48,151                     -2%
Inventories                                                         23,590               24,583                     -4%
Film exhibition rights                                               1,291                  503                    157%
Prepaid and other assets                                            14,028               15,170                     -8%
Other accounts receivable                                           12,984                9,781                     33%
                                                       -------------------     ----------------     -------------------
Total current assets                                                99,919              106,762                     -6%
                                                       -------------------     ----------------     -------------------

Property, plant and equipment                                      421,972              377,818                     12%
Investments
- Equity affiliates                                                 11,835                8,867                     33%
- Cost basis investees                                              30,237               27,735                      9%
- Concessions, net                                                  13,775               14,202                     -3%
Loans to related companies                                          19,566               20,688                     -5%
Prepaid expenses                                                     7,813                8,269                     -6%
Other                                                                2,614                2,537                      3%
                                                       -------------------     ----------------     -------------------

Total assets                                                       607,731              566,878                      7%
                                                       ===================     ================     ===================


Short-term bank loans                                               56,397               59,570                     -5%
Film suppliers                                                      26,184               24,491                      7%
Other suppliers                                                     66,749               44,663                     49%
Taxes payable other than income taxes                               12,837               10,785                     19%
Accrued payroll and related liabilities                              6,589                8,204                    -20%
Advances payments received from subscribers                          4,386                5,514                    -20%
Other accounts payable                                               4,839                7,333                    -34%
                                                       -------------------     ----------------     -------------------
Total current liabilities                                          177,981              160,560                     11%

Long term bank loans                                               309,739              308,237                      0%
Loans from related companies                                        95,232               40,861                    133%
Loans from shareholders                                                  0                3,953                   -100%
Provision for claims                                                 5,907                5,220                     13%
Liability to fund joint venture and equity investee                      0                  877                   -100%
Deferred hook up fee revenue                                        12,098               17,455                    -31%
                                                       -------------------     ----------------     -------------------
Total long-term liabilities                                        422,976              376,603                     12%
                                                       -------------------     ----------------     -------------------

Minority interest                                                    4,802                1,288                    273%

Paid-in-capital                                                    287,962              287,962                      0%
Accumulated deficit                                              (285,990)            (259,535)                     10%
                                                       -------------------     ----------------     -------------------
Total shareholder's equity                                           1,972               28,427                    -93%
                                                       -------------------     ----------------     -------------------

Total liabilities and shareholders' equity                         607,731              566,878                      7%
                                                       ===================     ================     ===================



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Tevecap, S.A.                                              page 10/10




                                  TEVECAP S.A.
                        Consolidated Statement of Income
                             For the Periods Ended
                           December 31, 1997 and 1996

                                                     Dec. 31,          % Net            Dec. 31,            % Net               %
                                                        1997         Revenue             1996             Revenue          Change
                                            ----------------    -------------    ----------------    -------------    ------------

  Monthly subscriptions                              221,234              67%             123,020              62%             80%
  Installation                                        90,806              28%              61,717              31%             47%
  Advertising                                          4,947               2%               7,532               4%            -34%
  Indirect programming                                22,810               7%              11,377               6%            100%
  Other                                               13,649               4%               8,192               4%             67%
                                            ----------------    -------------    ----------------    -------------    ------------
Gross revenues                                       353,446             108%             211,838             107%             67%
  Revenue taxes                                     (25,104)              -8%            (13,747)              -7%             83%
                                            ----------------    -------------    ----------------    -------------    ------------

Net revenue                                          328,342             100%             198,091             100%             66%

  Direct operating expenses                          174,147              53%             112,297              57%             55%
  Selling, general and administrative                119,065              36%              81,455              41%             46%
  expenses                                  ----------------    -------------    ----------------    -------------    ------------

EBITDA                                                35,130              11%               4,339               2%            710%

  Allowance for equipment and inventory                6,159               2%               2,250               1%            174%
  obsolescence
  Depreciation and amortization                       56,381              17%              28,216              14%            100%
                                            ----------------    -------------    ----------------    -------------    ------------

Operating loss                                      (27,410)              -8%            (26,127)             -13%              5%

  Interest income                                      9,965               3%               5,813               3%             71%
  Interest expenses                                 (56,553)             -17%            (17,520)              -9%            223%
  Translation (loss) gain                                663               0%                 473               0%             40%
  Equity income (losses) of
  affiliates                                         (6,851)              -2%             (8,532)              -4%            -20%
  Other nonoperating (expenses)
  income, net                                        (2,147)              -1%             (3,692)              -2%            -42%
                                            ----------------    -------------    ----------------    -------------    ------------

Loss before income taxes and
minority interest                                   (82,333)             -25%            (49,585)             -25%             66%

Income taxes                                               0               0%               (156)               0%           -100%
Minority interest                                        916               0%               1,849               1%            -50%
                                            ----------------    -------------    ----------------    -------------    ------------

Net income (loss)                                   (81,417)             -25%            (47,892)             -24%             70%
                                            ================    =============    ================    =============    ============



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


Tevecap, S.A.                                              page 11/11






                                  TEVECAP S.A.
                Fourth Quarter Consolidated Statement of Income
                             For the Periods Ended
                    December 31, 1997 and September 30, 1997

                                                                  % Net                                % Net               %
                                                  4Q97          Revenue                3Q97          Revenue          Change
                                      ----------------    -------------    ----------------    -------------    ------------

  Monthly subscriptions                         62,188              72%              61,096              66%              2%
  Installation                                  21,576              25%              26,802              29%            -19%
  Advertising                                    1,028               1%                 973               1%              6%
  Indirect programming                           4,778               6%               6,459               7%            -26%
  Other                                          3,298               4%               3,791               4%            -13%
                                      ----------------    -------------    ----------------    -------------    ------------
Gross revenues                                  92,868             108%              99,121             107%             -6%
  Revenue taxes                                (6,857)              -8%             (6,739)              -7%              2%
                                      ----------------    -------------    ----------------    -------------    ------------

Net revenue                                     86,011             100%              92,382             100%             -7%

  Direct operating expenses                     45,258              53%              49,165              53%             -8%
  Selling, general and                          29,345              34%              32,311              35%             -9%
  administrative expenses             ----------------    -------------    ----------------    -------------    ------------

EBITDA                                          11,048              13%              10,906              12%              5%

  Allowance for equipment and
  inventory obsolescence                         5,218               6%                (96)               0%          -5535%
  Depreciation and amortization                 18,154              21%              15,283              17%             19%
                                      ----------------    -------------    ----------------    -------------    ------------

Operating loss                                (11,964)             -14%             (4,281)              -5%            179%

  Interest income                                1,796               2%               1,777               2%              1%
  Interest expenses                           (16,574)             -19%            (15,019)             -16%             10%
  Translation (loss) gain                          927               1%                 815               1%             14%
  Equity income (losses) of
  affiliates                                       587               1%             (1,733)              -2%           -134%
  Other nonoperating (expenses)
  income, net                                  (1,602)              -2%               (310)               0%            417%
                                      ----------------    -------------    ----------------    -------------    ------------

Loss before income taxes and
minority interest                             (26,830)             -31%            (18,751)             -20%             43%

Income taxes                                                         0%                                   0%
Minority interest                                  374               0%                 151               0%            148%
                                      ----------------    -------------    ----------------    -------------    ------------

Net income (loss)                             (26,456)             -31%            (18,600)             -20%             42%
                                      ================    =============    ================    =============    ============


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


Tevecap, S.A.                                              page 12/12



                                  TEVECAP S.A.
                Fourth Quarter Consolidated Statement of Income
                             For the Periods Ended
                           December 31, 1997 and 1996

                                                                  % Net                                % Net                %
                                                4Q97             Revenue             4Q96             Revenue          Change
                                          ----------------    -------------    ----------------    -------------    ------------

  Monthly subscriptions                             62,188              72%              37,719              57%             65%
  Installation                                      21,576              25%              22,321              34%             -3%
  Advertising                                        1,028               1%               2,170               3%            -53%
  Indirect programming                               4,778               6%               6,099               9%            -22%
  Other                                              3,298               4%               2,900               4%             14%
                                          ----------------    -------------    ----------------    -------------    ------------
Gross revenues                                      92,868             108%              71,209             107%             30%
  Revenue taxes                                    (6,857)              -8%             (4,866)              -7%             41%
                                          ----------------    -------------    ----------------    -------------    ------------

Net revenue                                         86,011             100%              66,343             100%             30%

  Direct operating expenses                         45,258              53%              34,567              52%             31%
  Selling, general and administrative               29,345              34%              29,919              45%             -2%
  expenses
                                          ----------------    -------------    ----------------    -------------    ------------

EBITDA                                              11,408              13%               1,857               3%            514%

  Allowance for equipment and inventory              5,218               6%               (243)               0%          -2247%
  obsolescence
  Depreciation and amortization                     18,154              21%               9,669              15%             88%
                                          ----------------    -------------    ----------------    -------------    ------------

Operating loss                                    (11,964)             -14%             (7,569)             -11%             58%

  Interest income                                    1,796               2%               2,312               3%            -22%
  Interest expenses                               (16,574)             -19%             (7,544)             -11%            120%
  Translation (loss) gain                              927               1%                (64)               0%          -1548%
  Equity income (losses) of
  affiliates                                           587               1%             (1,890)              -3%           -131%
  Other nonoperating (expenses)
  income, net                                      (1,602)              -2%               3,326               5%           -148%
                                          ----------------    -------------    ----------------    -------------    ------------

Loss before income taxes and
minority interest                                 (26,830)             -31%            (11,429)             -17%            135%

Income taxes                                                                               (51)
Minority interest                                      374               0%                 316               0%             18%
                                          ----------------    -------------    ----------------    -------------    ------------

Net income (loss)                                 (26,456)             -31%            (11,164)             -17%            137%
                                          ================    =============    ================    =============    ============


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